ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 23, 2021	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment Number No. 274 to the Trust’s Registration Statement (the “Registration Statement” on Form N-1A Filed on February 25, 2021, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street ESG Liquid Reserves Fund (the “Fund”), that Mr. Matthew Williams of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on April 9, 2021. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this registration statement. We remind you that the Funds and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff. Please file the response at least 5 days in advance of the effective date. Please also send notice by email at williamsmat@SEC.GOV and include a blackline copy showing changes from the initial filing.

Response: The Fund acknowledges this comment.

2.	Please apply any applicable comments to the State Street ESG Liquid Reserves Portfolio (the “Portfolio”) as well.

Response: The Fund acknowledges this comment.

3.

The Staff’s position is that for funds that are not new funds, the Rule 30e-3 legend needs to remain on the cover page of the Prospectus for two years or until January 2022. See Optional Internet Availability of Investment Company Shareholder Reports, Release Nos. 33-10506; 34-83380; IC-33115, pages 32-33 (the “Adopting Release”).

Response: The Fund notes that it made its initial filing pursuant to Rule 485(a) on April 18, 2019, its first filing pursuant to Rule 485(b) on July 7, 2019 and it commenced operations on December 4, 2019. Pursuant to Rule 30e-3(i)(1)(i)(A), the Fund included the required legend on each prospectus, summary prospectus, annual report to shareholders, and semi-annual report to shareholders, as applicable, beginning on the date the Fund first publicly offers its shares, and ending on December 31, 2020. Therefore, the Fund believes it is compliant with Rule 30e-3 and the Adopting Release in removing the legend.

4.	Please reflect the fees and expenses of the Portfolio in the fee table per Instruction 1(d) of Item 3 of Form N-1A.

Response: The Fund confirms that the fees and expenses of the Portfolio are reflected in the fee table. The Fund notes that the lead-in to the fee table states, “The expenses shown in the table and the Example reflect the expenses of the Fund and the Fund’s proportionate share of the expenses of the State Street ESG Liquid Reserves Portfolio (the “ESG Liquid Reserves Portfolio” or sometimes referred to in context as the “Portfolio”).”

5.

If it is accurate that the Fund is no longer a “new fund” (as defined in Instruction 6 of Item 3 of Form N-1A), please delete footnote 1 to the Annual Fund Operating Expenses table and show actual expenses as of the previous fiscal year.

Response: The Fund notes that certain share classes have not yet launched and has therefore revised footnote 1 as follows: “Other ~~expenses~~Expense are based on estimates for the current fiscal year for Administration and Investment classes, and have been restated to reflect current fees for Institutional, Investor, and Premier classes.”

6.

Please move the voluntary waiver disclosure from a footnote to the Annual Fund Operating Expenses table to Item 10 per Instruction 3(e) to Item 3 of Form N-1A. If the Adviser is entitled to recoup any amounts pursuant to the contractual waiver in effect through April 30, 2022, disclose those terms in a footnote to the Annual Fund Operating Expenses table.

Response: The Fund believes that disclosure of the voluntary waiver and possible negative impact on yield in the future if amounts are reimbursed to the Adviser is important disclosure. The Fund is aware of other money market funds that have included disclosure in their fee tables about similar arrangements. The Fund notes that the general instructions to Form N-1A say that it will be administered “in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” The Fund has complied with the instructions to Item 3 of Form N-1A by not reflecting the voluntary waiver in the fee table. The Fund confirms that the voluntary waiver does not have a specific termination date. SSGA FM’s right to recoup amounts waived is subject to an agreement between SSGA FM and the Fund, which may be terminated by either party at any time upon 60 days’ prior notice to the other party. The termination of the agreement will not affect the Fund’s obligation to reimburse SSGA FM in accordance with the agreement for Voluntary Reductions made during the term of the agreement.

In addition, the Fund confirms that the Adviser is not entitled to recoup any amounts waived pursuant to the contractual waiver in effect through April 30, 2022.

7.

Reference is made to the following bracketed disclosure: “[The Fund has agreed, subject to certain limitations, to reimburse the Adviser and its affiliates for the full dollar amount of any Voluntary Reduction incurred beginning on May 1, 2020. As of December 31, 2020, the Adviser and its affiliates had not waived fees and/or reimbursed expenses under the Voluntary Reduction.]” Please confirm whether the bracketed language is current.

Response: The Fund has revised the above-referenced disclosure as follows: “The Fund has agreed, subject to certain limitations, to reimburse the Adviser and its affiliates for the full dollar amount of any Voluntary Reduction incurred beginning on May 1, 2020. ~~As of~~During the fiscal year ended December 31, 2020, the Adviser and its affiliates ~~had not~~ waived fees and/or reimbursed expenses under the Voluntary Reduction.”

8.	Please add expense examples for the 5 and 10 year periods if the Fund is not a “new fund” as defined in Instruction 6 of Item 3 of Form N-1A.

Response: The requested change will be made.

9.	The Fund’s name includes “ESG.” The Staff believes that this word suggests a type of investment and therefore the Fund should include an 80% policy per Rule 35d-1.

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund believes that the term “ESG” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” The Fund believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Fund as it relates to the term “ESG.” The Fund believes that the term “ESG,” as used in the Fund’s name, suggests an investment objective or strategy, not a type of investment, and therefore, Rule 35d-1 would not apply to the use of “ESG” in the Fund’s name.

10.

Reference is made to the following disclosure: “The R-FactorTM score for each applicable issuer draws on a number of data sources, including third party data providers, that provide metrics on a variety of ESG topics.” Other than SASB, please add any applicable disclosure specifying the identities of other known third party data providers, if there are any, and the type of data each will provide for determining (a) the R-FactorTM scores or (b) the other “ESG-related metrics” referenced at the beginning of this paragraph. If applicable, add third party data provider risk disclosure.

Response: The Fund notes that R-Factor™ scores draw on multiple data sources and leverage widely accepted, transparent materiality frameworks from the SASB and corporate governance codes to generate a unique ESG score for listed companies. The Fund has reviewed its principal investment strategies and believes it appropriately describes the R-Factor™ scoring process. Therefore, the Fund declines to identify any additional third party data providers. However, in response to this comment, the Fund will revise its ESG Investing Risk as follows:

ESG Investing Risk: The Fund’s incorporation of ESG considerations in its investment process may cause it to make different investments than funds that have a similar investment universe and/or investment style but that do not incorporate such considerations in their strategy or investment processes. Under certain economic conditions, this could cause the Fund’s investment performance to be worse than similar funds that do not incorporate such considerations in their investment strategies or processes. In applying ESG criteria to its investment decisions, the Fund may forgo higher yielding investments that it would invest in absent the application of its ESG investing criteria. In addition, due to constraints imposed by regulations applicable to money market funds or other considerations relating to credit quality, liquidity or yield, the Fund may be unable to successfully implement its ESG investment strategy. The Fund will seek to identify companies that it believes meet its ESG criteria based on the data provided by third parties. The data provided by third parties may be incomplete, inaccurate or unavailable, which could cause the Adviser to incorrectly assess a company’s ESG practices. The Fund may invest in companies that do not reflect the beliefs and values of any particular investor.

11.

Reference is made to the following disclosure: “R-FactorTM scores are not used for investments in U.S. government securities, securities of governments other than the U.S. government, or securities of issuers for which ESG data sufficient to generate an R-FactorTM score is not available.” Explain how the data is generated in circumstances where R-FactorTM scores cannot be, or are not, generated.

Response: The Fund will move this disclosure as marked in Comment 12 below. Please see the response to that Comment.

12.

Reference is made to the following disclosure: “In the case of issuers for which R-FactorTM scores are not used, security selection is based on the Adviser’s fundamental security selection process after screening out issuers that receive ESG risk ratings from a data source that does not meet a threshold set by the Adviser.” Does the reference to a data source include or exclude sources within the Adviser or its affiliates?

Response: The reference to data sources does not include sources within the Adviser and its affiliates. Further, the Fund will revise the above-referenced disclosure as follows: “R-FactorTM scores are not used for investments in U.S. government securities, securities of governments other than the U.S. government, or securities of issuers for which ESG data sufficient to generate an R-FactorTM score is not available. In the case of issuers for which R-FactorTM scores are not used, security selection is based on the Adviser’s fundamental security selection process ~~after screening out issuers that receive~~, which may include the application of alternative ESG ~~risk~~ ratings from a data source ~~that does not meet a threshold~~to determine whether the issuer of a security meets a particular ESG criteria set by the Adviser.”

13.

Reference is made to the paragraph that begins: “The Adviser will select securities for investment by the Fund.” Is there an overall R-FactorTM score that the Adviser seeks to achieve for the fund? Without some minimum criteria, what impact do the ESG and R-FactorTM scores play in selecting investments to buy and sell?

Response: The Adviser does not seek an overall R- FactorTM score for the Fund. Although a range of scores exist, the Fund observes that, like quantitative investment models often employed by registered funds, the R- FactorTM scoring system is a proprietary model developed by SSGA. The Adviser neither believes it would be appropriate to publicly disclose detailed technical information concerning the operation of this proprietary approach nor that publishing the range of potential R-FactorTM scores or possible screening thresholds would provide meaningful information to prospective investors. The Fund believes that the disclosure under “Principal Investment Strategies” makes sufficiently clear how the Adviser uses the R-FactorTM score in selecting investments and that providing additional disclosure describing the technical details of the R-FactorTM scoring process would not be useful or serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A)

14.

Reference is made to the following disclosure: “Under normal market conditions, the Fund intends to invest more than 25% of its total assets in bank obligations.” Please add concentration risk disclosure.

Response: The Fund notes that it includes Banking Companies Risk as a principal risk. Therefore, the Fund respectfully declines to make any changes in response to this comment.

15.	Please add brief disclosure to the Item 4 Market Risk section that is specific to COVID-19. For example, there is such tailored risk disclosure in the Item 9 disclosure.

Response: The Fund notes that its Item 4 Market Risk states that “the spread of infectious illness or other public health issues, or other events could have a significant impact on the Fund and its investments.” Therefore, the Fund respectfully declines to make any changes in response to this comment.

16.	The Item 4 disclosure should be a summary of the Item 9(b) principal strategy disclosure rather than a complete discussion. Please refer to IM Guidance Update 06-2014.

Response: The Fund does not intend to make any changes in response to this comment. The Fund has reviewed IM Guidance Update and believes that its Form N-1A Item 4 and Item 9 disclosure is consistent with the requirements of Form N-1A.

17.	Please disclose the Fund’s concentration policy just above the section titled “Additional Information About Investment Objectives, Principal Strategies and Risks – Additional Information About Risks.”

Response: The Fund notes that it currently includes the following disclosure in the section titled “Additional Information About Investment Objectives, Principal Strategies and Risks – Principal Investment Strategies,” which appears right before the “Additional Information About Investment Objectives, Principal Strategies and Risks – Additional Information About Risks” section: “Under normal market conditions, the Fund intends to invest more than 25% of its total assets in bank obligations.” Therefore, the Fund declines to make any changes in response to this comment.

18.

Certain Item 9 principal risk disclosures do not seem to appear in the corresponding Item 4 principal risk disclosures. Please add to the summary risk disclosures as applicable. For example, please add the LIBOR Risk disclosure as an Item 4 summary risk.

Response: The Fund has reviewed its LIBOR Risk disclosure and believes it is not a principal risk of the Fund. The Fund will move LIBOR Risk to the section titled “Additional Information About Non-Principal Investment Strategies and Risks.”

19.	Reference is made to Market Volatility; Government Intervention Risk. Please supplement this risk disclosure with any applicable government action taken in response to COVID-19.

Response: The Fund has reviewed its disclosure and declines to make any changes in response to this comment. The Fund notes that it includes the following disclosure in the “Additional Information about Investment Objectives, Principal Strategies, and Risks – Additional Information About Risks – Market Risk” section of the prospectus.

An outbreak of a respiratory disease caused by a novel coronavirus (known as COVID-19) first detected in China in December 2019 has resulted in a global pandemic and major disruptions to economies and markets around the world, including the United States. Financial markets experienced and may continue to experience extreme volatility and severe losses, and trading in many instruments was and may continue to be disrupted as a result. Liquidity for many instruments was and may continue to be greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Governments and central banks, including the Federal Reserve in the United States, have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time. In addition, the outbreak of COVID-19, and measures taken to mitigate its effects, could result in disruptions to the services provided to a Fund by its service providers.

20.

Reference is made to Risks Related to ECDs, ETDs and YCDs. ECDs, ETDs and YCDs are discussed in the Item 4(a) principal strategy disclosure. Please similarly add corresponding tailored risk disclosure to the Item 4(b) principal risks.

Response: In response to this comment, the Fund will add the following disclosure to the Item 4 risks.

Risks Related to ECDs, ETDs and YCDs. Banks issuing ECDs, ETDs and YCDs are not necessarily subject to the same regulatory requirements that apply to domestic banks, such as loan limitations, examinations and reserve, accounting, auditing, recordkeeping and public reporting requirements. Obligations of foreign issuers also involve risks such as future unfavorable political and economic developments, withholding or other tax, seizures of foreign deposits, currency controls, interest limitations, and other governmental restrictions that might affect repayment of principal or payment of interest, or the ability to honor a credit commitment.

21.	Please provide Item 5(b) disclosure regarding the portfolio managers.

Response: The Fund respectfully declines to make any changes in response to this comment. Pursuant to Instruction 1 to Item 5(b) in Form N-1A, the requirement does not apply to Money Market Funds.

22.

Reference is made to the following disclosure in Fundamental Investment Restriction number 6 regarding concentration: “(for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries).” Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether a fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of its underlying companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments.

23.

In the paragraph following Fundamental Investment Restriction number 6, consider revising the disclosure to say that the Fund will concentrate in the banking industry or groups of banking industries with the exclusions permitted for money market funds under Investment Company Act Release No. 9011 and related guidance.

Response: The Fund has reviewed its disclosure and declines to make the requested change.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann